INDEPENDENT AUDITORS’ REPORT

To the Shareholders of International Gemini Technology, Inc.

We have audited the balance sheets of International Gemini Technology, Inc. as at December 31, 2005 and 2004 and the statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The audited financial statements for the year ended December 31, 2003 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 10, 2004.

“Dale Matheson Carr-Hilton LaBonte”

Vancouver, Canada Chartered Accountants
April 12, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA

- UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated April 12, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Dale Matheson Carr-Hilton LaBonte”

Vancouver, Canada Chartered Accountants
April 12, 2006